UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549


                             SCHEDULE  13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.1)*


                TRANSCONTINENTAL REALTY INVESTORS, INC.
  ------------------------------------------------------------------
                           (Name of Issuer)


                      $.01 Par Value Common Stock
  ------------------------------------------------------------------
                    (Title of Class of Securities)

                              893617-20-9
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                            (CUSIP Number)

                    Randall M.  Paulson, President
                Transcontinental Realty Investors, Inc.
      10670 North Central Expressway, Suite 300, Dallas TX 75231
                         Tel. (214) 692-4700
  ------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                             June 16, 1997
  ------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box   ___.

Note:     Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893617-20-9

1)      Names of Reporting Persons S.S. or IRS Identification Nos.
        of Above Person       ###-##-####
                        -----------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)
     (a)
         --------------------------------------------------------------

     (b)
         --------------------------------------------------------------

3)    SEC Use Only
                   ----------------------------------------------------

4)     Source of Funds (See Instructions)          PF
                                          -----------------------------

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)
                                      ---------------------------------
6)     Citizenship or Place of Organization      United States
                                            ---------------------------

       Number of     (7) Sole Voting Power          248,050
      Shares Bene-                           --------------------------
    ficially       (8) Shared Voting Power           0
      Owned by                               --------------------------
       Each          (9) Sole Dispositive Power     248,050
      Reporting                                 -----------------------
       Person
       With         (10) Shared Dispositive Power      0
                                                  ---------------------


11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person      248,050
                 ------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                  -------------------------------------

13)     Percent of Class Represented by Amount in Row (11)      6.3
                                                           ------------
14)     Type of Reporting Person (See Instructions)           IN
                                                     -------------------
      Item 1.     Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Transcontinental Realty Investors, Inc. The principal executive offices of Transcontinental Realty Investors, Inc. are located at 10670 North Central Expressway, Suite 300, Dallas, TX 75231.

Item 2.     Identity and Background.

     This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     The source of the funds for the purchase of the Common Stock was my personal funds. The total amount of money used to purchase the Common Stock is approximately $2,715,370.

Item 4.     Purpose of Transaction.

     The purpose for the acquisitions of the Common Stock is investment.

     I plan to acquire additional Common Stock with my personal funds for investment, depending on market conditions.

Item 5.     Interest in Securities of the Issuer.

     As of June 17, 1997, I beneficially own 248,050 shares, or approximately 6.3 percent of the outstanding Common Stock. I have the sole power to vote and dispose of the Common Stock. There is no shared power to vote or dispose of the Common Stock I own.

     During the period from April 15, 1997 through June 17, 1997, I purchased a total of 49,600 shares of the Common Stock through the New York Stock Exchange in thirty-three open market transactions. The shares were purchased on my behalf by Raymond James & Associates, a securities broker-dealer. The table below lists the transaction date for each transaction, number of shares purchased, price per share and total price.

                                                         Total Price
                                                          (Includes
                                                         Commissions
                        Amount            Price Per      and/or Other
Date of Purchase       Purchased            Share           Charges)

04/16/97               2,800               14.459            40,520
04/14/97               1,300               13.846            18,033
04/18/97               1,100                14.50            15,983
04/23/97               3,300                14.50            47,883
04/24/97               2,300                14.58            33,567
04/25/97                 500                14.50             7,283
04/28/97               5,000                14.50            72,533
04/30/97               1,500                14 3/8           21,595
05/01/97                 500                14 3/8            7,220
05/02/97                 400                14 3/8            5,783
05/05/97                 900                14 3/8           12,970
05/06/97               1,700                14 3/8           24,470
05/09/97               3,000                14.50            43,533
05/14/97                 500                14.25             7,158
05/15/97               1,000                14.25            14,283
05/16/97                 500                14.25             7,158
05/19/97                 200                14.25             2,883
05/20/97                 100                14.25             1,458
05/21/97                 500                14.25             7,158
05/22/97                 300                14.25             4,308
05/23/97                 900                14.25            12,858
05/27/97               2,100                14.184           29,820
05/29/97                 500                14 1/8            7,095
05/30/97               1,800                14 1/8           25,458
06/02/97               1,300                14 1/8           18,395
06/03/97                 400                14                5,700
06/04/97               1,800                14               25,233
06/05/97                 200                14                2,833
06/06/97                 200                14                2,833
06/09/97               1,000                14               14,033
06/13/97               3,000                14.25            42,783
06/16/97               4,200                14.5268          61,049
06/17/97               4,800                15.1484          72,745

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.     Material to be Filed as Exhibits.

     None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE     June 19, 1997
     -----------------------



/S/    Maurice A. Halperin
-----------------------------
Signature


Maurice A. Halperin
-----------------------------
Name and Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).